EXHIBIT 3.1


                                BYLAW AMENDMENTS

1.   The title of Article 6 shall be amended to be as follows:

                                   "ARTICLE 6.
                       CHAIRMAN OF THE BOARD AND OFFICERS"


2. Section 6.2 shall be deleted in its entirety and replaced with the following:

          "6.2 Chairman of the Board. If a Chairman of the Board is elected by the directors, the Chairman will preside at all meetings of shareholders and directors and shall have and perform such other duties as from time to time may be assigned by the Board of Directors. The Chairman of the Board shall not be deemed an officer of the Corporation unless designated as such by a resolution of the Board of Directors."